

July 31, 2014

Via E-mail
Carl G. Schmidt
Chief Financial Officer
Lee Enterprises, Incorporated
201 North Harrison Street, Suite 600
Davenport, IA 52801

> **Re:** **Lee Enterprises, Incorporated**
> **Registration Statement on Form S-3**
> **Filed July 15, 2014**
> **File No. 333-197450**

Dear Mr. Schmidt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that none of the selling stockholders are broker-dealers or affiliates of broker-dealers, or revise your document to reflect their status or affiliation.

Signatures

2. Revise the introductory paragraph to the signature section of your document to include all the statements required by Form S-3. The phrase "the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3" appears to have been omitted from your filing. To distinguish the signatures of the board of directors and principal officers of the registrant in their individual capacities from the signature of an authorized officer on behalf of the registrant, include the prescribed sentence "Pursuant to the requirements of the Securities Act of 1933, this registration

statement has been signed by the following persons in the capacities and on the dates indicated" immediately following the duly authorized officer's signature and prior to the other required signatures. This statement should be followed by the signatures of a majority of the board of directors as well as the signatures of the Principal Executive Officer, the Principal Financial Officer and the Principal Accounting Officer or Controller.

Exhibits

3. When you file your amended registration statement, please file each exhibit separately on EDGAR rather than appending them to the main filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: C. Dana Waterman III
       Edmund H. Carroll
       Lane & Waterman LLP